Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 www.northcore.com (NEX: NTI.H; OTCBB: NTLNF)

NORTHCORE REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Toronto, Ontario – November 14, 2013 – Northcore Technologies Inc. (NEX: NTI.H; OTCBB: NTLNF), a provider of innovative IP based customer solutions, announced today its interim financial results for the third quarter ended September 30, 2013.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $193,000 for the third quarter, representing a decrease of $194,000 or 50 percent from the $387,000 reported in the same quarter of 2012.  Northcore also reported year-to-date consolidated revenues of $773,000, a decrease of $259,000 or 25 percent from the $1,032,000 reported for the same period of 2012.  The decrease in services revenues from transition of GE related and hosting operations was the primary reason for the reduction in revenues during the quarter.

Northcore derives its revenues from application hosting activities provided to customers, the sale of software licenses, and the delivery of technology services, such as application and website development, content management solution and software customization.

Northcore reported an Operational EBITDA loss for the third quarter of $163,000, an improvement of 61 percent from the Operational EBITDA loss of $416,000 reported for the third quarter of 2012.  Northcore also reported year-to-date Operational EBITDA loss of $727,000, an improvement of 37 percent from the operational EBITDA loss of $1,147,000 reported for the same period of 2012.   The improvement in Operational EBITDA loss was due to a significant decrease in operating expenses, partially offset by a corresponding decrease in revenues.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

For the quarter and nine months ended September 30, 2013 Northcore reported a net loss per share of $0.001 and $0.005 respectively, basic and diluted. This compares to a loss per share of $0.002 and $0.008 respectively, basic and diluted, in the same period of 2012.

As at September 30, 2013 Northcore held cash and short-term investments of $72,000 and accounts receivable of $113,000.

Northcore Reports Q3 2013 Results

Operating Update

Diversification into Cleantech IP through the proposed asset purchase with Cielo Gold was approved by Northcore’s secured creditor and shareholders on July 23, 2013 however, this transaction was viewed by both the TSX and the TSX Venture exchanges as requiring Northcore to satisfy new listing requirements for its shares to be traded on either exchange, which was not possible within the proposed transaction. This resulted in a migration of Northcore’s shares from a TSX delisting on September 27, 2013 to the NEX exchange on September 30, 2013 for continued trading, termination of the proposed transaction with Cielo and further downsizing of parent company operations.

Mr. Don Allan resigned as dual CEO of Cielo and Northcore to focus on Cielo, Mr. C. Bulger assumed the role of interim CEO of Northcore, Mr. Jared Scarf joined the Company’s Board of Directors following the departures of R. Deslippe and M. Smith co-incident with the NEX listing of Northcore’s shares. Under the circumstances, Northcore has not proceeded with implementing the share consolidation and other resolutions pertaining to the Cielo transaction, and the total amount subscribed of the Series O Debenture reduced from $840,000 to $221,000.

Due to Northcore’s inability to financially support the continued expenses related to hosting services or refund service pre-payments, Northcore sold its interest in GE Asset Manager LLC and other GE and hosting related business to a third party acceptable to GE on July 24, 2013. The result of this sale eliminated all contingent liabilities for service interruption, avoided refund of pre-paid services and reduced potential severance costs related to downsizing parent company operations. Northcore maintains a continued right to use the IP that was sold in this transition.

Outlook

Northcore continues to address its liquidity risk by reducing cash expenses to minimum levels for a holding company, communicating with creditors, seeking additional funding and business development opportunities. Envision Online Media Inc., a wholly owned subsidiary of Northcore, operates as an autonomous entity.

About Northcore Technologies Inc.

Northcore Technologies offers award-winning intellectual property, to provide innovative IP based customer solutions. Northcore's portfolio companies include Envision Online Media Inc., a specialist in the delivery of content management solutions.

For more information, visit www.northcore.com.

Northcore Reports Q3 2013 Results

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
E-mail: InvestorRelations@northcore.com

(financial results follow)

Northcore Reports Q3 2013 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Financial Position As at September 30, 2013 and December 31, 2012
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	June 30,	December 31,
	2013	2012
ASSETS
CURRENT
Cash	$31	$21
Short-term investments	41	41
Accounts receivable	113	171
Deposits and prepaid expenses	47	51
	232	284
INVESTMENT IN JOINT VENTURES	151	196
CAPITAL ASSETS	10	86
INTANGIBLE ASSETS	904	1,058
GOODWILL	1,091	1,091

TOTAL ASSETS	$2,388	$2,715

LIABILITIES
CURRENT
Operating line of credit	$73	$33
Accounts payable	580	448
Accrued liabilities	446	197
Deferred revenue	12	56
Current portion of contingent consideration	76	71
Promissory note	306
	1,493	805
CONTINGENT CONSIDERATION	-	63
TOTAL LIABILITIES	1,493	868
TOTAL SHAREHOLDERS’ EQUITY	895	1,847
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,388	$2,715

Northcore Reports Q3 2013 Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Revenues	$193	$387	$773	$1,032

Income from GE Asset Manager, LLC	(58)	18	(3)	55

Operating expenses:
General and administrative	115	429	710	1293
Customer service and technology	149	321	653	818
Sales and marketing	34	71	134	175
Stock-based compensation	-	107	117	590
Depreciation	55	12	177	37
Total operating expenses	353	940	1,791	2,913
Extra Ordinary Items	49		49
Loss and comprehensive loss for the period	$(267)	$(535)	$(1,070)	$(1,826)

Loss per share, basic and diluted	$(0.001)	$(0.002)	$(0.005)	$(0.008)

Weighted average number of shares outstanding, basic and diluted (000's)	234,625	234,625	234,625	232,073

Northcore Reports Q3 2013 Results

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA
(Expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012

Loss for the period, as per above	$(267)	$(535)	$(1,070)	$(1826)

Reconciling items:
Stock-based compensation	-	107	117	590
Depreciation	55	12	177	37
Extra Ordinary items	49		49
Non-recurring professional fees ***	-	-	-	52

Operational EBITDA	$(163)	$(416)	$(727)	$(1,147)

*** Included in non-recurring professional fees for 2012 were acquisition related costs in connection with the acquisition of Envision and Kuklamoo.